AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2005 and 2004

Hoogendoorn Vellmer

Chartered Accountants

406 – 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: 604-687-3773
Fax: 604-687-3778
E-mail: hoogendoornvellmer@telus.net

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada April 29, 2005	“Hoogendoorn Vellmer” Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2005 and 2004

	2005		2004
	$		$
ASSETS
Current
Cash and cash equivalents		2,283,535		2,832,457
Accounts receivable		33,138		19,706
Prepaid expenses		22,348		12,282
Due from related parties (Note 9(a))		—		2,884

		2,339,021		2,867,329
Office Furniture and Equipment (Note 3)		2,823		4,033
Mineral Properties Interests (Note 4)		315,501		224,101
Investment in Cia de Minera Mexicana de Avino, S.A. de C.V. (Note 5)		1		1
Investments in Related Companies (Note 6)		427,084		427,084

		3,084,430		3,522,548

LIABILITIES
Current
Accounts payable and accrued liabilities		64,529		45,482
Due to related parties (Note 9(b))		141,644		260,228

		206,173		305,710

SHAREHOLDERS’ EQUITY
Share Capital (Note 7(a))		17,030,084		16,574,340
Contributed Surplus (Note 7(b))		502,973		184,967
Treasury Shares (14,180 Shares, at cost)		(101,869)		(101,869)
Deficit		(14,552,931)		(13,440,600)

		2,878,257		3,216,838

		3,084,430		3,522,548

Approved by the Board of Directors:

“Louis Wolfin” Director “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2005 and 2004

	2005		2004
	$		$
Operating and Administrative Expenses
Amortization		1,210		711
Interest		65		7,798
Foreign exchange (gain) loss		(29)		3,786
Management fees		60,000		37,500
Office and miscellaneous		112,591		80,505
Professional fees		34,993		20,853
Regulatory and compliance fees		39,463		43,019
Salaries and benefits		69,310		29,502
Shareholder and investor relations		42,862		27,846
Stock-based compensation		81,540		40,770
Travel and entertainment		64,005		39,156

Loss from operations		(506,010)		(331,446)
Other income and expenses
Interest income		41,999		8,299
Due diligence review of Cia de Minera Mexicana de Avino, S.A. de C.V.		(391,899)		(122,444)
Loss before income taxes		(855,910)		(445,591)
Future income tax benefit recognized on the renouncement of qualified exploration expenditures (Note 8)		41,200		—
LOSS FOR THE YEAR		(814,710)		(445,591)

DEFICIT, beginning of year:
As previously reported		(13,440,600)		(12,995,009)
Adjustment for change in accounting for stock-based compensation (Note 7(d))		(297,621)		—

RESTATED DEFICIT, beginning of year		(13,738,221)		(12,995,009)

DEFICIT, end of year		(14,552,931)		(13,440,600)

BASIC LOSS PER SHARE		(0.08)		(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		10,410,379		7,015,604

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2005 and 2004

	2005		2004
	$		$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year		(814,710)		(445,591)

Items not affecting cash:
- Amortization		1,210		711
- Stock-based compensation		81,540		40,770
- Future income tax benefit recognized on the renouncement of qualified exploration expenditures		(41,200)		—

		(773,160)		(404,110)
Net change in non-cash working capital items (Note 11)		(120,151)		64,124

		(893,311)		(339,986)

FINANCING ACTIVITIES
Shares issued for cash		435,789		3,187,183

		435,789		3,187,183

INVESTING ACTIVITIES
Reclamation bond		—		(10,000)
Purchase of office equipment		—		(4,744)
Mineral properties exploration expenditures		(91,400)		(20,100)

		(91,400)		(34,844)

(Decrease) increase in cash and cash equivalents		(548,922)		2,812,353
CASH AND CASH EQUIVALENTS, beginning of year		2,832,457		20,104

CASH AND CASH EQUIVALENTS, end of year		2,283,535		2,832,457

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows (Continued)
Years ended January 31, 2005 and 2004

	2005		2004
	$		$
SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Share issuance costs paid by issuance of shares		—		220,225
Stock-based compensation		81,540		40,770
Future income tax benefit recognized on the renouncement of qualified exploration expenditures		41,200		—
SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense		65		7,798
Income taxes		—		—

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 1 — NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since March 2002, when operations became uneconomical (Note 5).

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with its operations. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2005, the Company has cash and cash equivalents in the amount of $2,223,535 which are over the federally insured limit (2004 – $2,772,457).

(ii) Office furniture and equipment

Office furniture and equipment are recorded at cost on acquisition and amortized over their estimated useful lives at a rate of 30% declining balance per annum.

Office furniture and equipment are written down to their net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii) Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

(iv) Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses only if it has determined that it has obligations or commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

(v) Foreign currency translation

The foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

(vi) Financial instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extend that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

(viii) Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares and accordingly recognizes a future income tax liability on the renouncement of qualified exploration expenditures to its flow-through share investors. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the effective date of renouncement of flow-through share related qualified exploration expenditures.

(ix) Stock-based compensation

Effective February 1, 2004 the Company adopted new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the period from February 1, 2003 to January 31, 2004, in the amount of $297,621, has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Note 7(d)).

(x) Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options or warrants is not presented where anti-dilutive.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xi) Site restoration liability

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as “site restoration costs”, in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2005 (2004 — $nil).

NOTE 3 – OFFICE FURNITURE AND EQUIPMENT

			2005		2004
			Accumulated	Net Book	Net Book
	Cost		Amortization	Value	Value

	$		$	$	$
Office furniture and equipment		4,744	1,921	2,823	4,033

NOTE 4 — MINERAL PROPERTIES INTERESTS

Mineral properties interests costs are comprised of the following:

	2005		2004
	$		$

Eagle property (Note 4 (a)):
Acquisition cost, beginning of year		100,000		100,000
Additions		—		—

Acquisition cost, end of year		100,000		100,000

Exploration and development, beginning of year		51		—
Assays		961		51
Travel		2,231		—

Exploration and development, end of year		3,243		51

Total		103,243		100,051

Aumax property (Note 4 (b)):
Acquisition cost, beginning of year		104,000		104,000
Additions		—		—

Acquisition cost, end of year		104,000		104,000

Exploration and development, beginning of year		1,467		—
Assays		2,910
Assessment / taxes		780		192
Geological		11,658		1,275

Exploration and development, end of year		16,815		1,467

Total		120,815		105,467

Balance carry-forward		224,058		205,518

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 4 — MINERAL PROPERTIES INTERESTS (Continued)

	2005		2004
	$		$
Balance carried forward		224,058		205,518

Minto property (Note 4 (c)):
Acquisition cost		129,400		129,400
Exploration and development		238,043		238,043

		367,443		367,443
Less accumulated write-down		(367,442)		(367,442)

Total		1		1

Olympic-Kelvin property (Note 4(d)):
Acquisition cost		93,500		93,500

Exploration and development, beginning of year		286,152		267,570
Assessment / taxes		—		236
Field supply and services		1,025		—
Geological		25,932		2,500
Drilling		45,903		15,846

Exploration and development, end of year		359,012		286,152

		452,512		379,652
Less accumulated write-down		(361,070)		(361,070)

Total		91,442		18,582

Total mineral properties interests		315,501		224,101

(a) Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b) Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(c) Minto property

The Company has a 100% interest in 8 Crown granted mineral claims, 8 reverted Crown granted mineral claims and one located mineral claim, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 4 — MINERAL PROPERTIES INTERESTS (Continued)

(d) Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002.

Avino recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

NOTE 5 — INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2005	2004
	$	$

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)	1	1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when shareholder and regulatory approval has been obtained.

During the years ended January 31, 2005 and 2004, Avino has incurred due diligence costs on its intended purchase of Cia de Minera as follows:

	2005		2004
	$		$
Geological assessment		128,419		16,261
Professional fees		22,964		26,835
Advances to Cia de Minera on account of its operations		240,516		79,348

		391,899		122,444

The Company continues to account for its 49% investment in Cia de Minera using the equity method. For fiscal 2005 and 2004 the Company’s share in Cia de Minera’s net losses exceeded the carrying amount of the Company’s investment. The Company does not have a commitment or obligation towards Cia de Minera. Accordingly, the Company has not recorded its equity interest in the losses of Cia de Minera. If Cia de Minera returns to profitable operations, the Company’s equity share in the net income will first be applied against the Company’s equity interest in previously unrecorded losses of Cia de Minera. As at January 31, 2005 the total cumulative amount of losses of Cia de Minera that the Company has not recorded is approximately $Cdn 779,463.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 5 – INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The summarized balance sheet of Cia de Minera applying Canadian generally accepted accounting principles as at December 31, 2004 is as follows:

ASSETS
	$
Current Assets		141,557
Long Term Investment in Securities		2
Mineral Properties Interests		2
Property, Plant and Equipment		275.555
Incorporation costs		1,707

		418,823

LIABILITIES
Current Liabilities		1,810,389
Due to Shareholder		264,183

		2,074,572

SHAREHOLDERS’ DEFICIENCY
Share Capital		680,400
Contributed Surplus		169,242
Deficit		(2,505,391)

		(1,655,749)

		418,823

There were no material transactions for the one month period of January 2005 requiring disclosure in these financial statements.

As at December 31, 2004 Cia de Minera has a working capital deficit of $Cdn 1,668,832 and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia de Minera’s shareholders will be able to provide the financial support to continue the financing of Cia de Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2004 Cia de Minera is subject to the following contingency:

Cia de Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties owing in the amount of approximately $Cdn 3,770,000. Cia de Minera has accrued a $Cdn 807,000 liability and has paid an additional amount of $Cdn 244,000 into trust on account of royalties owing for past mineral production. Cia de Minera holds the position that it has fully provided for the royalty liability in its accounts, and intends to contest the action vigorously. The likely outcome of the claim is not determinable at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 6 — INVESTMENTS IN RELATED COMPANIES

	2005		2004
	$		$
Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		4,236

		427,084		427,084

Bralorne-Pioneer Gold Mines Ltd. (“Bralorne”)

Avino’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $465,787 (2004 — $1,253,974). Bralorne is a public company with common directors.

Levon Resources Ltd. (“Levon”)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $12,708 (2003 — $21,886). Levon is a public company with common directors.

NOTE 7 — SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value

Issued:

	2005			2004
	Shares	Amount		Shares	Amount

		$			$
Balance, beginning of year	9,869,775		16,574,340	6,188,525		13,346,387

Shares issued for cash:
- private placements	—		—	3,151,250		3,121,488
- consideration (receivable) received	—		10,549	—		(11,820)
- exercise of stock options	145,000		161,600	319,000		185,020
- consideration received on prior year’s stock options	—		—	—		3,000
- exercise of warrants	507,000		263,640	211,000		109,720
Stock-based compensation on the exercise of stock options (Note 7(b)):	—		61,155	—		40,770
Future income tax liability on issuance of flow-through shares (Note 8):	-		(41,200)	—		—
Share issuance costs:	—		—	—		(220,225)

	652,000		455,744	3,681,250		3,227,953

Balance, end of year	10,521,775		17,030,084	9,869,775		16,574,340

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 — SHARE CAPITAL (Continued)

(b) Contributed surplus

	2005		2004
	$		$
Balance, beginning of year		184,969		184,967
Stock-based compensation on stock options granted during the year		81,540		—
Adjustment for change in accounting for stock-based compensation (Note 7(d))		297,621		—
Stock-based compensation on stock options exercised during the year (Note 7(a))		(61,155)		—
Balance, end of year		502,973		184,967

(c) Warrants:

	Underlying	Weighted Average
	Shares	Exercise Price
Warrants outstanding, January 31, 2003	—	—
Granted	3,151,250	$1.23
Exercised	(211,000)	$0.52

Warrants outstanding, January 31, 2004	2,940,250	$1.28
Exercised	(507,000)	$0.52

Warrants outstanding, January 31, 2005	2,433,250	$1.44

The following share purchase warrants were outstanding as at January 31, 2005:

Warrants Outstanding	Expiry Date	Exercise Price
318,000	August 14, 2005	$0.52

2,115,250	December 19, 2005	$1.58

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 — SHARE CAPITAL (Continued)

(d) Stock options:

		Weighted
	Underlying	Average
	Shares	Exercise Price
Stock options outstanding, January 31, 2003	471,000	$0.58
Granted	515,000	$1.20
Exercised	(319,000)	$0.58
Expired	(52,000)	$0.59

Stock options outstanding, January 31, 2004	615,000	$1.01
Exercised	(145,000)	$1.11
Expired	(20,000)	$1.20

Stock options outstanding, January 31, 2005	450,000	$1.09

The following stock options were outstanding as at January 31, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price
80,000	October 23, 2007	$0.58

370,000	October 21, 2008	$1.20

The Company established a stock option plan in fiscal 2005, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding  shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period. The Company did not grant any stock options in fiscal 2005. Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 — SHARE CAPITAL (Continued)

(d) Stock options (continued):

n the third quarter of fiscal 2004, the Company granted 150,000 stock options to non-employee consultants, having a remaining life of 5 years to employees, exercisable at a price of $1.20 per share. Accordingly, the Company recorded in fiscal 2004 consulting expenses totaling $40,770 relating to fair value of these stock options which vested in 2004. The Company recorded in fiscal 2005 consulting expenses totaling $81,540 relating to the fair value of the corresponding stock options which vested in 2005.

In the third quarter of fiscal 2004, the Company further granted 365,000 stock options to employees, having a remaining life of 5 years and exercisable at a price of $1.20 per share. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2004 would have been $297,621. The $297,621 cumulative effect of the non-recognized fair value of stock options granted to employees in 2004 has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods.

The fair value of the options granted to both employees and non-employees in fiscal 2004 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 52%, and a weighted average life of 5 years. The weighted average grant date fair value of the stock options granted in fiscal 2004 was $0.82.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

(e) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at January 31, 2005, the Company has a commitment to incur a further $258,378 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of exercise of flow-through share purchase warrants of which $57,200 are to be incurred by December 31, 2005 and $201,178 by March 31, 2006.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 8 — INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2005		2004
Statutory rate		36%		39%
	$		$
Income taxes recovered at the Canadian statutory rate		293,000		170,000

Less permanent differences:
Stock-based compensation		(29,400)		—
Benefit of tax losses not recognized in year – valuation allowance		(263,600)		(170,000)
Benefit of future income tax asset recognized on renouncement of flow-through share related qualifying exploration expenditures		41,200		—

Income tax recovery (expense) recognized in the year		41,200		—

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005		2004
	$		$
Operating loss carry forwards, expiring 2006 – 2012		1,145,000		1,152,000
Canadian exploration expenses, Canadian development
expenses and foreign exploration, and development expenses in excess of book value of mineral properties		604,000		715,000
Undeducted capital cost allowance		73,500		79,500

Deferred tax assets		1,822,500		1,946,500
Less: valuation allowance		(1,822,500)		(1,946,500)

Net deferred tax assets		—		—

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 8 — INCOME TAXES (Continued)

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares in accounting for the future tax liability related to the renouncement of qualified exploration expenditures to investors of the Company’s flow-through share issuances. Accordingly, in 2005, the Company recognized a future tax liability on the date that the qualified exploration expenditures were effectively renounced in the amount of $41,200 and reduced its share capital correspondingly (see Note 7 (a)).

Further in 2004, in accordance with EIC-146, the Company recognized in operations the benefit of previously unrecorded future income tax assets on the renouncement of flow-through share related qualified exploration expenditures in the amount of $41,200.

The EIC146 has been applied to flow-through shares issued subsequent to March 19, 2004.

NOTE 9 — RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) Due from related parties comprises the following accounts receivable:

	2005		2004
	$		$
Gray Rock Resources Ltd.		—		2,884

		—		2,884

The amount due from the related party was non-interest bearing, non-secured and due on demand. Gray Rock Resources Ltd. is a company with a common director.

(b) Due to related parties comprise the following accounts payable:

	2005		2004
	$		$
Bralorne		3,145		1,000
Frobisher Securities Ltd. — company controlled by a director		—		892
Oniva International Services Corporation (“Oniva”)		138,499		258,336

		141,644		260,228

The amounts due to related parties are non-interest bearing, non-secured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 9 — RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)	Oniva provides the Company with certain office and administrative services. Oniva is a private company controlled by two Directors of the Company.

The Company paid or accrued the following amounts for administrative services and expenses to Oniva:

	2005		2004
	$		$
Salaries and benefits		59,884		29,298
Office and miscellaneous		64,262		57,517

		124,146		86,159

(d)	The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2005		2004
	$		$
Intermark Capital Corp. — company controlled by a director		60,000		30,000
Frobisher Securities Ltd.		—		7,500
Wear Wolfin Design Ltd. - company controlled by a director of a related company		12,500		—

		72,500		37,500

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 10 — SEGMENTED INFORMATION

Substantially all of the Company’s operations are in one industry, the exploration of precious metals. All mineral property interests held directly by the Company are located in Canada.

NOTE 11 — NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2005		2004
	$		$
Accounts receivable		(13,432)		(18,892)
Prepaid expenses		(10,066)		(10,056)
Due from related parties		2,884		157,432
Accounts payable and accrued liabilities		19,047		29,555
Due to related parties		(118,584)		(93,915)

		(120,151)		64,124

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 12 — SUBSEQUENT EVENTS

Subsequent to the fiscal year end the following events occurred:

(i)	The Company issued 572,500 stock options with an exercise price of $1.35 per share and an expiry date of April 5, 2010.

(ii)	The Company issued 176,380 common shares for total proceeds of $261,106 pursuant to the exercise of warrants.

(iii)	The Company has submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 as a deposit relating thereto, pursuant to a request for tender. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer is firm and irrevocable until June 15, 2004, at which time the vendor will select a preferred purchaser and return the $100,000 deposit to the non-selected purchasers. The final purchase is subject to due diligence review and negotiations of subsidiary agreements by the preferred purchaser.

NOTE 13 — COMPARATIVE FIGURES

Certain fiscal 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.